SECURITIES AND EXCHANGE COMMISSION     OMB APPROVAL
             WASHINGTON, D.C. 20549            OMB Number: 3235-0145
                                               Expires:  October 31, 2002
                                               Estimated average burden
                                               hours per response....14.9

                            -----------------

                               Amendment No. 1 to
                                  SCHEDULE 13G

                        UNDER THE SECURITIES ACT OF 1934


                                   COACH, INC.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    189654104
                                 (CUSIP Number)

                                  April 5, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  189754104             13G
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          SARA LEE CORPORATION, 36-2089049

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          [ ] (a)
          [ ] (b)
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          MARYLAND

--------------------------------------------------------------------------------
        NUMBER OF                5     SOLE VOTING POWER
          SHARES                       0
       BENEFICIALLY
                               -------------------------------------------------
                                 6     SHARED VOTING POWER
                                       0
                                       BENEFICIALLY
                               -------------------------------------------------
                                 7     SOLE DISPOSITIVE POWER
                                       0

--------------------------------------------------------------------------------
                                 8     SHARED DISPOSITIVE POWER
                                       0

--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]

          Not applicable

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0%

--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer.

         Coach, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

         516 West 34th Street
         New York, New York 10001

Item 2(a).  Name of Person Filing.

         Sara Lee Corporation

Item 2(b).  Address of Principal Business Office or, if None, Residence.

         Three First National Plaza
         70 West Madison Street
         Chicago, Illinois  60602

Item 2(c).  Citizenship.

         Maryland

Item 2(d).  Title of Class of Securities.

         Common Stock, $.01 par value

Item 2(e).  CUSIP Number.

         189754104

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

            (b)   [ ] Bank as defined in Section 3(a)(6) of the Exchange
                  Act.

            (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

            (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

            (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

            (j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)


Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.**

            (a)   Amount beneficially owned: 0

            (b)   Percent of class: 0%

            (c)   Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote: 0

                  (ii)   Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of: 0

                  (iv) Shared power to dispose or to direct the disposition of: 0

** The reporting person disposed of 35,026,333 shares of Coach, Inc. common stock , its entire interest, through an offer to exchange (the "Exchange Offer") these shares of Coach, Inc. common stock for shares of Sara Lee Corporation common stock at an exchange ratio of 0.846 shares of Coach, Inc. common stock for each share of Sara Lee Corporation common stock validly tendered in the Exchange Offer.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certification.

         Not applicable.


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 27, 2001

                                  /s/ R. Henry Kleeman
                                  -----------------------------------
                                  R. Henry Kleeman, as Vice President,
                                  Deputy General Counsel and Assistant
                                  Secretary of Sara Lee Corporation